Exhibit 1

The Board of Directors
ICN Pharmaceuticals, Inc.
ICN Plaza
3300 Hyland Avenue
Costa Mesa, CA 92626

26 June, 2000

Gentlemen,

ICN PHARMACEUTICALS, INC.

On 13 June 2000, we wrote to the Board of ICN proposing that the Company be divided into three separate and completely independent companies in order to close the gap between the market value of the Company and its underlying value. It appears that this letter was not circulated to all the directors, so we are sending you personally a copy herewith.

ICN's Board announced its own strategic restructuring plan on 15 June 2000, and this resulted in ICN's shareholders losing over $ 700 million of market value in a single day. In view of the catastrophic consequences for ICN's shareholders, it is surprising and regrettable that the Board as a whole was not given the opportunity of considering our alternative proposal prior to the announcement being made.

Immediately prior to ICN's restructuring plan being made public, the Chairman of ICN was quoted by the Wall Street Journal as saying that ICN's Board "voted unanimously" to adopt the Company's proposal(1) but it was later reported that a number of key features included in the official Press Release and S-1 Registration Statement (such as the composition of the Board of the subsidiary companies, including Mr Panic's role, and the designation of management) were not in fact approved by the Board(2). If what was reported is true, this would constitute a false statement. In view of the fact that the Company and its Chairman are currently being investigated by the SEC in connection with prior public statements, we are astonished at what appears to be a recurrence of this problem.

You will no doubt appreciate that the above two "incidents" could lead shareholders to being concerned at whether or not the Board as a whole is totally in control of the situation, and questioning whether it is functioning properly and fully performing its fiduciary obligations.

As indicated both in the ICN Indenture and the Ribapharm S-1 Registration Statement filed with the SEC, ICN's Senior Noteholders will need to provide their consent prior to the transfer of the Schering Plough License Agreement from ICN to Ribapharm. In view of the fact that the Noteholders could refuse to permit the transfer of the royalty stream to Ribapharm (and are unlikely to give up their principal source of cash flow very easily), we believe that the announcement of ICN's restructuring plan was made prematurely, and

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(1) See WSJ 15 June 2000 "Investor in ICN Suggests Dividing Drug Firm into Three
Companies".

(2) See Los Angeles Times 16 June 2000 "ICN Announces Restructuring - Stock Plunges".


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

apparently in some haste, even though the advisors spent four months devising it. Once again, questions could be raised about the way in which the Company's affairs are being conducted.

The terms of our proposal are included in the attached copy of our letter dated 13 June 2000 and may easily be compared with ICN's restructuring plan.

Superficially, SSP's proposal bears certain similarities to ICN's restructuring plan in that the three "building blocks" are broadly the same. However, there are some key differences:

      1. Under ICN's proposal, ICN would continue to own and control a majority of the newly formed subsidiaries, whereas in our proposal the subsidiaries would be totally independent;

      2. Under ICN's proposal, the Chairman would be chairman of the parent company and its two subsidiaries, whereas in our proposal the Chairman would cease to be associated with two of the three entities;

      3. Under ICN's proposal, the two subsidiaries would continue to be fully consolidated, whereas in our proposal the spun-off companies would be totally separate entities; and

      4. Under ICN's proposal, ICN would continue to be fully exposed to Eastern Europe.

Fundamentally, we believe that ICN's proposal changes nothing, other than allowing the Company to raise a relatively small amount of new equity on a one-off basis (further equity cannot be issued by Ribapharm, or shares sold, without jeopardising the possibility of a tax free spin-off in the future). We have informally exchanged views on this question with a number of analysts, investment bankers, financial journalists and other shareholders - and they are unanimous in holding the same opinion as we do.

Clearly, ICN's proposal would very closely resemble SSP's proposal if the decision were taken immediately to spin-off the remaining 80.5% of Ribapharm and ICN International.

Unfortunately, with respect to Ribapharm, we do not see how a tax free distribution could be achieved with immediate effect or even, say, within one year, and this is reflected in statements included in the S-1 Registration Statement. If this result were intentional, it would simply underline our concern that ICN's Board has no serious intention of changing the status quo. If, however, a 100% spin-off of Ribapharm were to be proposed (and assuming it is feasible), a structure would need to be found which would guarantee to investors that the spin-off will definitely occur within a specific period of time. Otherwise the market will simply take a "wait and see" attitude and the share price will not reflect the change until it actually happens. This is why the spin-off needs to be immediate, or as close as possible.

The availability of a tax free spin-off appears to us to be far more likely with respect to ICN's Specialty Pharma division(3) and ICN International, and the quantity of tax payable far smaller - and perhaps even negligible in the case of ICN International - if (by chance) a tax free treatment were not available.
This is why we chose to spin off these two entities, leaving "Ribapharm" as the surviving entity.

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(3) As defined in our proposal, the Specialty Pharma division includes the North and South American pharmaceutical business but excludes royalties and R&D. This division is effectively the same as what would be left in ICN if ICN International and Ribapharm were to be wholly spun-off.


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

ICN's share price may rise again on the back of short term speculative demand, particularly if the market starts to believe that SSP's proposal has a chance of being implemented. But we believe that it will not rise on a sustainable basis until the fundamental causes of the undervaluation are addressed and irrevocable commitments are made in this respect.

The market's reaction to ICN's proposed restructuring was predictable and could not have been clearer. The investment community was led by ICN to expect that radical change would be implemented and was not deceived by what it (correctly) views as a mostly cosmetic solution(4).

Yours sincerely



Dr Tito Tettamanti                              Eric Knight
Chairman                                  Managing Director


cc:   Mr Benjamin D. Lorello
      Head of Healthcare Corp. Finance
      Warburg Dillon Read LLC
      299 Park Avenue
      New York, NY 10171

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(4) See, for example, WSJ 16 June 2000 "Investors Pan ICN's Proposal to Split
Up" and Los Angeles Times 16 June 2000 "ICN Announces Restructuring - Stock Plunges".